Exhibit (h)(20)

EXPENSE LIMITATION AGREEMENT

AGREEMENT, effective as of May 24, 2016, by and between AdvisorShares Investments, LLC (the “Adviser”), AthenaInvest Advisors LLC (the “Sub-Adviser”), and, solely for purposes of Section 4.1 and any obligations arising thereunder, AthenaInvest, Inc.

WHEREAS, the Adviser and the Sub-Adviser have entered into an Investment Sub-Advisory Agreement dated May 24, 2016 (the “Sub-Advisory Agreement”) to replace a previously terminated investment sub-advisory agreement between the parties and desire to continue the expense limitation arrangement that had been in place since July 1, 2013 in conjunction with the prior investment sub-advisory agreement;

WHEREAS, pursuant to the Sub-Advisory Agreement, the Sub-Adviser has agreed to continue to provide investment advisory services to those series of AdvisorShares Trust (the “Trust”) set forth in Schedule A attached hereto (each a “Fund,” and collectively, the “Funds”) for compensation based on the value of the average daily net assets of each such Fund;

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of each Fund and its shareholders to continue to maintain the expenses of each Fund at a level below the level to which each such Fund would normally be subject in order to maintain each Fund’s expense ratio at the Maximum Annual Operating Expense Limit (as hereinafter defined) specified for such Fund in Schedule A hereto;

WHEREAS, the Adviser has agreed to maintain each Fund’s expense ratio at the Maximum Annual Operating Expense Limit; and

WHEREAS, the Adviser and the Sub-Adviser have determined that it is appropriate for the Sub-Adviser to continue to reimburse the Adviser for any Excess Amount (as hereinafter defined) borne by the Adviser to maintain each Fund’s expense ratio at the Maximum Annual Operating Expense Limit;

NOW, THEREFORE, the parties hereto agree as follows:

1.           Expense Limitation.

1.1           Applicable Expense Limit. To the extent that the aggregate expenses of every character incurred by a Fund in any fiscal year, including but not limited to investment advisory fees of the Adviser (but excluding interest, taxes, brokerage commissions, acquired fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses (including litigation) not incurred in the ordinary course of such Fund’s business, and amounts payable pursuant to any plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”)) (“Fund Operating Expenses”), exceed the Maximum Annual Operating Expense Limit, as defined in Section 1.2 below, the Sub-Adviser shall be responsible for reimbursing the Adviser such excess amount (the “Excess Amount”).

1.2           Maximum Annual Operating Expense Limit. The Maximum Annual Operating Expense Limit with respect to each Fund shall be the amount specified in Schedule A based on a percentage of the average daily net assets of each Fund.

1.3           Method of Computation. To determine the Sub-Adviser’s liability with respect to the reimbursement of the Adviser of the Excess Amount, each month the Fund Operating Expenses for each Fund shall be annualized as of the last day of the month. To reimburse the Adviser for any Excess Amount borne by the Adviser, the Sub-Adviser shall first waive or reduce its investment sub-advisory fee for such month by an amount equal to the Excess Amount. If the amount of the waived or reduced investment sub-advisory fee for any such month is insufficient to reimburse the Adviser the Excess Amount, the Sub-Adviser may also remit to the Adviser an amount that, together with the waived or reduced investment sub-advisory fee, is sufficient to reimburse the Adviser for such Excess Amount.

1.4           Penalty for Late Payment of Reimbursement. In any instance when the amount of the waived or reduced investment sub-advisory fee for a given month is insufficient to reimburse the Adviser the Excess Amount, the reimbursement amount due to the Adviser must be paid by the Sub-Adviser within thirty (30) days of such month end. If such reimbursement amount is not received by the Adviser by the thirtieth (30th) day, a penalty of 10% of the amount due to the Adviser will be assessed to the Sub-Adviser. Thereafter, for every thirty day period that the reimbursement amount is not received by the Adviser, an additional 10% penalty will be assessed to the Sub-Adviser (i.e., a late payment of sixty (60) days will result in a 20% penalty and increase by 10% increments every thirty (30) days).

1.5           Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment sub-advisory fees waived or reduced and other payments remitted by the Sub-Adviser with respect to the previous fiscal year shall equal the Excess Amount.

1.6           Liquidation and Proxy Expenses. In addition to the Excess Amount, the Sub-Adviser agrees to share one-half (50.00%) of all expenses to which a Fund may be subject or which a Fund may incur in connection with the liquidation or other termination of the Fund (“Liquidation Expenses”) during the term of the Sub-Advisory Agreement. To the extent such Liquidation Expenses are not discharged in their entirety prior to the termination or dissolution of the Fund, the termination of the Sub-Advisory Agreement, or the termination of this Agreement, the Sub-Adviser shall remain liable for its share of such remaining and unresolved Liquidation Expenses, including to the extent such Liquidation Expenses are granted, assigned, conveyed, transferred or contributed to a liquidating trust.

The Sub-Adviser shall also be responsible for all expenses (“Proxy Expenses”) incurred in connection with the preparation, Board of Trustees’ approval, filing and solicitation of a proxy statement the purpose of which is to seek shareholder approval of a change initiated by or resulting from events involving the Sub-Adviser. The Sub-Adviser is liable for such Proxy Expenses only to the extent such Proxy Expenses may not properly be borne by the Fund and its shareholders.

2.           Reimbursement of Fee Waivers and Expense Reimbursements.

2.1           Reimbursement. If in any year in which the Sub-Advisory Agreement is still in effect and the estimated aggregate Fund Operating Expenses of such Fund for the fiscal year are less than the Maximum Annual Operating Expense Limit for that year, the Sub-Adviser shall be entitled to reimbursement by the Adviser, in whole or in part as provided below, of the investment sub-advisory fees waived or reduced and other payments remitted by the Sub-Adviser to the Adviser pursuant to Section 1 hereof. The total amount of reimbursement to which the Sub-Adviser may be entitled (“Reimbursement Amount”) shall equal, at any time, the sum of all investment sub-advisory fees previously waived or reduced by the Sub-Adviser and all other payments remitted by the Sub-Adviser to the Adviser, pursuant to Section 1 hereof, during any of the previous three (3) fiscal years, less any reimbursement previously paid by the Adviser to the Sub-Adviser, pursuant to this Section 2, with respect to such waivers, reductions, and payments; but in no event will the Reimbursement Amount exceed the reimbursement amount paid to the Adviser by the Fund under the Expense Limitation Agreement between the Adviser and the relevant Fund. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, e.g., interest accruable on the Reimbursement Amount.

2.2           Board Notification. The Board of Trustees shall be notified of any reimbursements paid to the Sub-Adviser pursuant to this Agreement.

2.3           Method of Computation. To determine each Fund’s accrual, if any, to reimburse the Sub-Adviser for the Reimbursement Amount, each month the Fund Operating Expenses of each Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses of a Fund for any month are less than the Maximum Annual Operating Expense Limit of such Fund, the Adviser shall pay the Sub-Adviser a sufficient amount to increase the annualized Fund Operating Expenses of that Fund to an amount no greater than the Maximum Annual Operating Expense Limit of that Fund, provided that such amount paid to the Sub-Adviser will in no event exceed the total Reimbursement Amount.

2.4           Payment and Year-End Adjustment. Amounts accrued pursuant to this Agreement shall be payable to the Sub-Adviser as of the last day of each month. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the actual Fund Operating Expenses of a Fund for the prior fiscal year (including any reimbursement payments hereunder with respect to such fiscal year) do not exceed the Maximum Annual Operating Expense Limit.

3.           Term and Termination of Agreement. This Agreement shall continue in effect with respect to each existing Fund through October 31 and with respect to each new Fund through October 31 following the first year anniversary of the effective date of the Fund’s registration statement and shall thereafter continue in effect from year to year for successive one-year periods, provided that this Agreement may be terminated, without payment of any penalty, with respect to any Fund:

(i) by the Adviser, for any reason and at any time; and

(ii) by the Sub-Adviser, for any reason, upon ninety (90) days’ prior written notice to the Adviser at its principal place of business, such termination to be effective as of the close of business on the last day of the then-current one-year period.

Notwithstanding the termination of this Agreement pursuant to this Section, obligations arising under Sections 1.1, 1.6, and 4.1 prior to the termination of this Agreement shall survive the termination of this Agreement. The Sub-Advisor shall remain responsible for any Liquidation Expenses and Proxy Expenses that arise in connection with any event that occurs prior to the termination of this Agreement until the earlier of the full and complete satisfaction of such obligations or 360 days.

4.           Miscellaneous.

4.1           Liability for the Excess Amount and any Proxy Expenses or Liquidation Expenses. With respect to the Sub-Adviser’s liability for the Excess Amount as discussed in Sections 1.1 and 1.3 and any Proxy Expenses or Liquidation Expenses as discussed in Section 1.6, the Adviser, Sub-Adviser, and AthenaInvest, Inc. acknowledge and hereby agree that AthenaInvest, Inc. shall be liable for the Excess Amount and any Proxy Expenses or Liquidation Expenses to the extent the Sub-Adviser is unable to fulfill its obligations hereunder to maintain each Fund’s expense ratio at the Maximum Annual Operating Expense Limit or pay any Proxy Expenses or Liquidation Expenses owed under Section 1.6.

To the extent AthenaInvest, Inc. bears liability for the Excess Amount, AthenaInvest, Inc. shall be entitled to any applicable Reimbursement Amount as described and calculated in Section 2 of this Agreement as if it were the Sub-Adviser.

4.2           Amendment. This Agreement may be amended only by a written instrument signed by each of the parties hereto.

4.3           Waiver. Either party’s failure to insist at any time on strict compliance with this Agreement or with any term hereof or any continued course of such conduct on its part will in no event constitute or be considered a waiver by such party of any rights or privileges.

4.4           Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

4.5           Interpretation. Nothing herein contained shall be deemed to require the Trust or the Funds to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Funds. The parties to this Agreement acknowledge and agree that all litigation arising hereunder, whether direct or indirect, and of any and every nature whatsoever shall be satisfied solely out of the assets of the affected Fund and that no Trustee, officer or holder of shares of beneficial interest of the Fund shall be personally liable for any of the foregoing liabilities. The Trust’s Declaration of Trust, as amended from time to time, is on file with the Securities and Exchange Commission. Such Declaration of Trust describes in detail the respective responsibilities and limitations on liability of the Trustees, officers, and holders of shares of beneficial interest.

4.6           Governing Law. This Agreement shall be construed in accordance with the laws of the state of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the 1940 Act, and the Investment Advisers Act of 1940, and any rules and regulation promulgated thereunder.

4.7           Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Sub-Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Sub-Advisory Agreement or the 1940 Act.

4.8           Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

4.9           Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the matters described herein.

4.10         Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

ADVISORSHARES INVESTMENTS, LLC

/s/ Dan Ahrens
Name: Dan Ahrens
Title: Managing Director

ATHENAINVEST ADVISORS LLC

/s/ C. Thomas Howard
Name: C. Thomas Howard
Title: Chief Executive Officer

ATHENAINVEST, INC.
solely with respect to Section 4.1

/s/ C. Thomas Howard
Name: C. Thomas Howard
Title: Chief Executive Officer

SCHEDULE A

to the

EXPENSE LIMITATION AGREEMENT

DATED MAY 24, 2016

between

ADVISORSHARES INVESTMENTS, LLC

and

ATHENAINVEST ADVISORS LLC

MAXIMUM ANNUAL OPERATING EXPENSE LIMIT

This Agreement relates to the following Funds of the Trust:

Fund	Maximum Annual Operating Expense Limit
AdvisorShares Athena High Dividend ETF	0.99%